UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

RENEWABLE ENERGY GROUP, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

75972A 400

(CUSIP Number)

Jeffrey Stroburg

Chief Executive Officer

West Central Cooperative 406 First Street Ralston, Iowa 51459 (712) 667-3200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2012

(Date of Event, which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75972A 400

1.	NAMES OF REPORTING PERSONS WEST CENTRAL COOPERATIVE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION IOWA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,659,215(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,659,215(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,659,215
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.32%(1)(2)
14.	TYPE OF REPORTING PERSON OO

(1)

Represents 4,407,883 shares of Renewable Energy Group’s (the “Issuer’s”) Class A Common Stock, par value $.0001 per share (the “Class A Common Stock”) and 251,332 shares of the Issuer’s Class A Common Stock issuable upon the conversion of 125,666 shares of the Issuer’s Series B Preferred Stock (the “Series B Preferred Stock”). The right to exercise the conversion privilege of the Series B Preferred Stock will begin on July 16, 2012, subject to the terms and conditions of the lock-up agreement entered into in connection with the Issuer’s initial public offering (the “Lock-up Expiration Date”). After the Lock-up Expiration Date, the Reporting Person will be able to elect to convert each share of Series B Preferred Stock into two shares of Class A Common Stock (the “Conversion Ratio”), subject to any adjustments to the Conversion Ratio in accordance with the Issuer’s Amended and Restated Certificate of Incorporation.

(2)

Based on 21,599,208 shares of Class A Common Stock outstanding on March 31, 2012 pursuant to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2012.

Explanatory Statement

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed by West Central Cooperative (the “Company”) with the Securities and Exchange Commission on February 2, 2012, relating to the Class A Common Stock, par value $.0001 per share (the “Shares”), of Renewable Energy Group, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 416 South Bell Avenue, Ames, Iowa 50010.

Item 3.	Source and Amount of Funds or Other Consideration.

The right to exercise the conversion privilege of the Issuer’s Series B Preferred Stock (the “Series B Preferred Stock”) will begin on July 16, 2012, subject to the terms and conditions of the lock-up agreement entered into in connection with the Issuer’s initial public offering (the “Lock-up Expiration Date”). After the Lock-up Expiration Date, the Company would be able to elect to convert each share of Series B Preferred Stock into two shares of Class A Common Stock (the “Conversion Ratio”), subject to any adjustments to the Conversion Ratio in accordance with the Issuer’s Amended and Restated Certificate of Incorporation.

Item 5.	Interest in Securities of the Issuer.

Except as described herein, to the knowledge of the Company, none of the Schedule A Persons beneficially owns any Shares. Other than as described in this Amendment, neither the Company nor, to its knowledge, any Schedule A Person, has effected any transaction in Shares during the past 60 days. Delbert Christensen, a director of the Company, individually and directly owns 13,004 Shares of the Issuer. Mr. Christensen may also be deemed to indirectly beneficially own Shares held by the Company due to his position as director of the Person.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2012

WEST CENTRAL COOPERATIVE

By:	/s/ Jeffrey Stroburg
Name: Jeffrey Stroburg Title: Chief Executive Officer

Schedule A

Directors and Executive Officers of

West Central Cooperative

The following tables set forth the name, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of West Central Cooperative. The country of citizenship of each director and executive officer is the United States of America and the business address of each director and executive officer is: c/o West Central Cooperative, 406 First Street, Ralston, Iowa 51459.

Board of Directors

Name	Principal Occupation or Employment
Jim Carlson	Director
Delbert Christensen	Director
Glen Christensen	Director
Daryl Doerder	Director
Jay Drees	Director
Craig Heineman	Director
Darrell Jensen	Director
Sam Spellman	Director
Sue Tronchetti	Director

Executive Officers

(Other than Directors)

Name	Principal Occupation or Employment
Jeffrey Stroburg	Chief Executive Officer
Rick Vanderheiden	Chief Financial Officer

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